                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              FOR THE TRANSITION PERIOD FROM _________ TO _________

                         COMMISSION FILE NUMBER 33-26970



                   ADT SECURITY SERVICES, INC. PROFIT SHARING
                                AND SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                              1750 CLINT MOORE ROAD
                              BOCA RATON, FL 33431
                                (ADDRESS OF PLAN)

                            TYCO INTERNATIONAL LTD.
                             (FORMERLY ADT LIMITED)
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)


                              THE GIBBONS BUILDING
                           10 QUEEN STREET, SUITE 301
                             HAMILTON HM 11, BERMUDA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        ADT Security Services, Inc.
                                        Profit Sharing and Savings Plan
                                               (Name of Plan)






Date: June 30, 1998                     By: /s/ Kelly Heffernan
                                           ------------------------------------
                                           Clerk: Tyco International (US)  Inc.
                                                  Retirement Committee

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN

                                    ---------

                                      INDEX


                                                                           Pages
Financial Statements and Exhibits
---------------------------------
Report of Independent Accountants                                            1-2

Financial Statements:

         Statements of Net Assets Available for Benefits
           with Fund Information as of December 31,  1997 and 1996           3-4

         Statements of Changes in Net Assets
           Available for Benefits with Fund Information
           for the Years Ended December 31,  1997 and 1996                   5-6

         Notes to Financial Statements                                      7-15


Supplemental Schedules:

         Item 27A - Schedule of Assets Held
           for Investment Purposes as of
            December 31,  1997 and 1996                                    16-17

         Item 27D - Schedule of Reportable
           Transactions for the year ended
           December 31,  1997                                                 18

         Item 27E - Schedule of Non-Exempt
           Transactions for the year ended
           December 31, 1997                                                  19

Exhibit I - Consent of Independent Accountants                                20

                        REPORT OF INDEPENDENT ACCOUNTANTS



To The ADT Security Services,  Inc.
  Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits with fund information of the ADT Security Services, Inc. Profit Sharing and Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of 1) assets held for investment purposes as of December 31, 1997 and 1996; 2) reportable transactions for the year ended December 31, 1997; and 3) non-exempt transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits as of December 31, 1997 and 1996 and the statements of changes in net assets available for benefits for the years then ended is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                       COOPERS & LYBRAND L.L.P.





Denver, Colorado
June 30, 1998

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1997

                                                                           Participant-Directed
                                                                           --------------------

                                                 Fund A             Fund B       Fund C         Fund D         Fund E
                                                 ------             ------       ------         ------         ------
ASSETS:                                           Tyco          Intermediate   Disciplined       Cash
-------                                       International         Bond         Equity       Management      Balanced
                                             Ltd. Share Fund        Fund          Fund           Fund           Fund
                                             ---------------        ----          ----           ----           ----
Investments, at fair value:
 Tyco International Ltd. Share Fund
    (cost $71,876,286)                       $92,714,977*
Participation in Fidelity
 Intermediate Bond Fund
    (cost $8,205,171)                                           $8,216,558*
Participation in Fidelity
 Disciplined Equity Fund
    (cost $19,427,696)                                                          $21,306,907*
Participation in Dreyfus
 Cash Management Fund
    (cost $23,876,661)                                                                        $22,542,490*
Participation in Fidelity
 Puritan Fund (cost $3,647,409)                                                                                $3,850,079
Participation in Fidelity
 ContraFund (cost $9,075,269)
Participation in Fidelity
 Worldwide Fund (cost $2,059,639)

Participant Loans

Participants' contribution receivable            123,282            15,026           35,032        28,344          9,239
Company contribution receivable                    5,241
Participant loan receivable                       24,723             3,497            5,203         8,307            615
Participant loan interest receivable
                                             -----------        ----------      -----------   -----------     ----------

Total assets                                 $92,868,223        $8,235,081      $21,347,142   $22,579,141     $3,859,933

LIABILITIES:
-----------
Due to Broker for Securities Purchased       $    26,859        $   18,527      $    44,867   $   190,918     $    9,660
Transfers payable                                147,983                                         (153,604)
Administration fees payable                      189,718            15,888           33,214   $    34,323          9,743
                                             -----------        ----------      -----------   -----------     ----------

Total liabilities                                364,560            34,415           78,081        71,637         19,403
                                             -----------        ----------      -----------   -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS            $92,503,663        $8,200,666      $21,269,061   $22,507,504     $3,840,530
                                             ===========        ==========      ===========   ===========     ==========

                                                                                            Nonparticipant
                                                            Participant- Directed             Directed
                                            -------------------------------------------     --------------
                                              Fund F          Fund G                            Fund A
                                              ------          ------                            ------
                                            Aggressive        Global        Participant    Tyco International
ASSETS:                                     Equity Fund     Equity Fund        Loans         Ltd. Share Fund     Total
-------                                     -----------     -----------        -----         ---------------     -----
Investments, at fair value:
 Tyco International Ltd. Share Fund
    (cost $71,876,286)                                                                      $41,545,031*       $134,260,008
Participation in Fidelity
 Intermediate Bond Fund
    (cost $8,205,171)                                                                                             8,216,558
Participation in Fidelity
 Disciplined Equity Fund
    (cost $19,427,696)                                                                                           21,306,907
Participation in Dreyfus
 Cash Management Fund
    (cost $23,876,661)                                                                        1,334,171*         23,876,661
                                                                                                                  3,850,079
Participation in Fidelity
 Puritan Fund (cost $3,647,409)              $9,604,454                                                           9,604,454
Participation in Fidelity
 ContraFund (cost $9,075,269)                                $2,041,612                                           2,041,612
Participation in Fidelity
 Worldwide Fund (cost $2,059,639)                                           $7,199,957                            7,199,957

Participant Loans

Participants' contribution receivable           23,000            7,988                                             241,911
Company contribution receivable                                                                 27,514               32,755
Participant loan receivable                      1,191              437        (43,973)                             --
Participant loan interest receivable                                            11,127                               11,127
                                            ----------       ----------     ----------      -----------        ------------

Total assets                                $9,628,645       $2,050,037     $7,167,111      $42,906,716        $210,642,029

LIABILITIES:
-----------
Due to Broker for Securities Purchased      $   20,378      $     6,350                     $    12,639       $     330,198
Transfers payable                                3,610            2,011                                             --
Administration fees payable                     17,156            7,170                          89,279             396,491
                                            ----------       ----------     ----------      -----------        ------------

Total liabilities                               41,144           15,531          -          $   101,918             726,689
                                            ----------       ----------     ----------      -----------        ------------

NET ASSETS AVAILABLE FOR BENEFITS           $9,587,501       $2,034,506     $7,167,111      $42,804,798        $209,915,340
                                            ==========       ==========     ==========      ===========        ============

           * Investment value represents 5% or more of the total plan net assets available for benefits.
                                      -3-

     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1996


                                                                     Participant-Directed
                                          ----------------------------------------------------------------------------
                                            Fund A           Fund B          Fund C         Fund D             Fund E
                                            ------           ------          ------         ------             ------
                                             ADT          Intermediate     Disciplined       Cash
ASSETS:                                     Limited           Bond           Equity        Management         Balanced
-------                                   Share Fund          Fund            Fund           Fund               Fund
                                          ----------          ----            ----           ----               ----
Investments, at fair value:
 ADT Limited Share Fund
    (cost $42,088,788)                    $58,210,703*
Participation in Fidelity
 Intermediate Bond Fund
    (cost $7,999,429)                                     $7,898,693*
Participation in Fidelity
 Disciplined Equity Fund
    (cost $16,336,798)                                                     $16,051,140*
Participation in Dreyfus
 Cash Management Fund
    (cost $21,432,467)                                                                     $20,681,767*
Participation in Fidelity
 Puritan Fund (cost $2,343,150)                                                                               $2,367,484
Participation in Fidelity
 ContraFund (cost $5,766,012)
Participation in Fidelity
 Worldwide Fund (cost $1,318,387)
Participant Loans

Due from Broker for Securities Sold                            1,049                            69,820             7,076
                                          -----------     ----------       -----------     -----------        ----------

Total assets                              $58,210,703     $7,899,742       $16,051,140     $20,751,587        $2,374,560

LIABILITIES:
------------

Due to Broker for Securities Purchased    $    33,208                      $     1,845
Administration fees payable                    94,171     $   14,591            27,586     $    34,269        $    4,837
                                          -----------     ----------       -----------     -----------        ----------

Total liabilities                             127,379         14,591            29,431     $    34,269             4,837
                                          -----------     ----------       -----------     -----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS         $58,083,324     $7,885,151       $16,021,709     $20,717,318        $2,369,723
                                          ===========     ==========       ===========     ===========        ==========



                                                         Participant-Directed
                                            -------------------------------------------     Nonparticipant
                                                                                              Directed
                                              Fund F          Fund G                           Fund A
                                              ------          ------                           ------
                                            Aggressive        Global        Participant      ADT Limited
ASSETS:                                     Equity Fund     Equity Fund       Loans          Share Fund             Total
-------                                     -----------     -----------       -----          ----------             -----
Investments, at fair value:
 ADT Limited Share Fund
    (cost $42,088,788)                                                                      $22,664,797*        $ 80,875,500
Participation in Fidelity
 Intermediate Bond Fund
    (cost $7,999,429)                                                                                              7,898,693
Participation in Fidelity
 Disciplined Equity Fund
    (cost $16,336,798)                                                                                            16,051,140
Participation in Dreyfus
 Cash Management Fund
    (cost $21,432,467)                                                                          750,700*          21,432,467
Participation in Fidelity
 Puritan Fund (cost $2,343,150)                                                                                    2,367,484
Participation in Fidelity
 ContraFund (cost $5,766,012)               $6,086,289                                                             6,086,289
Participation in Fidelity
 Worldwide Fund (cost $1,318,387)                           $1,388,754                                             1,388,754
Participant Loans                                                           $4,955,194                             4,955,194

Due from Broker for Securities Sold                                                                                   77,945
                                            ----------      ----------      ----------      -----------         ------------

Total assets                                $6,086,289      $1,388,754      $4,955,194      $23,415,497         $141,133,466


LIABILITIES:
-----------
Due to Broker for Securities Purchased      $    8,810      $    5,265                      $    14,232        $      63,360
Administration fees payable                      9,534           2,666                           42,742              230,396
                                            ----------      ----------      ----------      -----------         ------------

Total liabilities                               18,344           7,931           -          $    56,974              293,756
                                            ----------      ----------      ----------      -----------         ------------

NET ASSETS AVAILABLE FOR BENEFITS           $6,067,945      $1,380,823      $4,955,194      $23,358,523         $140,839,710
                                            ==========      ==========      ==========      ===========         ============

* Investment value represents 5% or more of the total plan net assets available for benefits.
                                       -4-

     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1997

                                                             Participant-Directed
                                    --------------------------------------------------------------------------
                                        Fund A             Fund B          Fund C        Fund D        Fund E
                                        ------             ------          ------        ------        ------
                                         Tyco           Intermediate     Disciplined      Cash
                                     International          Bond           Equity      Management     Balanced
                                    Ltd. Share Fund         Fund            Fund          Fund          Fund
                                    ---------------         ----            ----          ----          ----
Additions:
  Contributions:
    Participants                    $ 6,200,746          $ 759,482      $ 1,468,608   $ 1,327,893    $  442,983
    Company                             311,688
    Rollover                             21,026              9,594           18,832         6,001        19,612
                                    -----------         ----------      -----------   -----------    ----------
  Total contributions                 6,533,460            769,076        1,487,440     1,333,894       442,595
                                    -----------         ----------      -----------   -----------    ----------

Income from investments:
 Interest                                                                               1,241,896
 Dividends
 Net appreciation in fair value
    of investments                   44,695,475            590,078        5,324,596                     644,257
                                    -----------         ----------      -----------   -----------    ----------
Total income from investments        44,695,475            590,078        5,324,596     1,241,896       644,257
                                    -----------         ----------      -----------   -----------    ----------
Total additions                      51,228,935          1,359,154        6,812,036     2,575,790     1,086,852
                                    -----------         ----------      -----------   -----------    ----------

Deductions:

  Distributions and withdrawals      (6,419,581)        (1,116,843)      (2,005,871)   (5,050,545)     (350,755)
  Administration fees                  (189,718)           (23,447)         (45,067)      (56,478)      (12,534)
                                    -----------         ----------      -----------   -----------    ----------
Total deductions                     (6,609,299)        (1,140,290)      (2,050,938)   (5,107,023)     (363,289)

Transfers between funds              (8,652,966)           124,300          541,809     4,570,411       810,199

Participant loans                    (1,546,331)           (27,649)         (55,555)     (248,992)      (62,955)
                                    -----------         ----------      -----------   -----------    ----------
INCREASE IN NET ASSETS               34,420,339            315,515        5,247,352     1,790,186     1,470,807
                                    -----------         ----------      -----------   -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                 58,083,324          7,885,151       16,021,709    20,717,318     2,369,723
                                    -----------         ----------      -----------   -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1997                $92,503,663         $8,200,666      $21,269,061   $22,507,504    $3,840,530
                                    ===========         ==========      ===========   ===========    ==========

                                                                                     Nonparticipant
                                                      Participant-Directed             Directed
                                       -----------------------------------------     --------------
                                                                                        Fund A
                                         Fund F         Fund G                         -------
                                         ------         ------                            Tyco
                                       Aggressive       Global        Participant   International Ltd.      Total
                                       Equity Fund    Equity Fund        Loans        Share Fund            -----
                                       -----------    -----------        -----        ----------
Additions:

  Contributions:
    Participants                       $  948,617     $  378,621                                         $ 11,506,950
    Company                                                                         $ 1,605,590             1,917,278
    Rollover                               12,179         10,994                                               98,238
                                       ----------     ----------      ----------    -----------         -------------
  Total contributions                     960,796        389,615                    $ 1,605,590            13,522,466
                                       ----------     ----------      ----------    -----------         -------------

Income from investments:
 Interest                                                              $ 473,795                              473,795
 Dividends                                                                                                  1,241,896
 Net appreciation in fair value
    of investments                      1,632,624        179,391          64,192     22,805,242            75,935,855
                                       ----------     ----------      ----------    -----------         -------------
Total income from investments           1,632,624        179,391         537,987     22,805,242            77,651,546
                                       ----------     ----------      ----------    -----------         -------------
Total additions                         2,593,420        569,006         537,987     24,410,832            91,174,012
                                       ----------     ----------      ----------    -----------         -------------

Deductions:

  Distributions and withdrawals        (1,037,385)      (362,238)       (431,380)    (4,875,278)          (21,649,876)
  Administration fees                     (22,536)        (9,447)                       (89,279)             (448,506)
                                       ----------     ----------      ----------    -----------         -------------
Total deductions                       (1,059,921)      (371,685)       (431,380)    (4,964,557)          (22,098,382)

Transfers between funds                 2,114,409        491,838

Participant loans                        (128,532)       (35,476)      2,105,310                                -
                                       ----------     ----------      ----------    -----------         -------------
INCREASE IN NET ASSETS                  3,519,556        653,683       2,211,917     19,446,275            69,075,630
                                       ----------     ----------      ----------    -----------         -------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                    6,067,945      1,380,823       4,955,194     23,358,523           140,839,710
                                       ----------     ----------      ----------    -----------         -------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1997                   $9,587,501     $2,034,506      $7,167,111    $42,804,798         $ 209,915,340
                                       ==========     ==========      ==========    ===========         =============

                                       -5-

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1996

                                                         Participant-Directed
                                       ------------------------------------------------------------------------
                                         Fund A          Fund B          Fund C         Fund D           Fund E
                                         ------          ------          ------         ------           ------
                                          ADT          Intermediate    Disciplined       Cash
                                         Limited          Bond           Equity       Management        Balanced
                                       Share Fund         Fund            Fund           Fund             Fund
                                       ----------         ----            ----           ----             ----
Additions:

Contributions:
    Participants                       $ 5,818,199      $ 871,228      $ 1,555,467    $ 1,555,324     $  257,631
    Company                                499,388
    Rollover                                37,697            617           25,300            386         17,128
                                       -----------     ----------      -----------    -----------     ----------
  Total contributions                    6,355,284        871,845        1,580,767      1,555,710        274,759
                                       -----------     ----------      -----------    -----------     ----------

Income from investments:
 Interest                                                                                     332
 Dividends                                                                              1,029,928
 Net appreciation in fair value
    of investments                      19,325,240        332,338        4,033,775        102,608        267,040
                                       -----------     ----------      -----------    -----------     ----------
Total income from investments           19,325,240        332,338        4,033,775      1,132,868        267,040
                                       -----------     ----------      -----------    -----------     ----------
Total additions                         25,680,524      1,204,183        5,614,542      2,688,578        541,799
                                       -----------     ----------      -----------    -----------     ----------

Deductions:

  Distributions and withdrawals         (5,290,968)    (1,757,139)      (1,976,422)    (4,651,292)      (250,633)
  Administration fees                     (141,131)       (21,671)         (40,209)       (49,602)        (6,270)
                                       -----------     ----------      -----------    -----------     ----------
Total deductions                        (5,432,099)    (1,778,810)      (2,016,631)    (4,700,894)      (256,903)

Transfers between funds                    (68,189)    (1,882,885)      (1,960,105)       (25,226)     1,247,009

Participant loans                       (1,457,813)      (157,454)        (312,313)      (323,248)       (29,376)
                                       -----------     ----------      -----------    -----------     ----------
INCREASE (DECREASE) IN NET ASSETS       18,722,423     (2,614,966)       1,325,493     (2,360,790)     1,502,529
                                       -----------     ----------      -----------    -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                    39,360,901     10,500,117       14,696,216     23,078,108        867,194
                                       -----------     ----------      -----------    -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                   $58,083,324     $7,885,151      $16,021,709    $20,717,318     $2,369,723
                                       ===========     ==========      ===========    ===========     ==========

                                                                                 Nonparticipant
                                                    Participant-    Directed        Directed
                                   -------------------------------------------   --------------
                                      Fund F          Fund G                         Fund A
                                      ------          ------                         ------
                                    Aggressive        Global       Participant     ADT Limited        Total
                                    Equity Fund     Equity Fund       Loans        Share Fund         -----
                                    -----------     -----------       -----        ----------
Additions:

  Contributions:
    Participants                    $  597,151       $ 171,219                                     $ 10,826,219
    Company                                                                      $ 1,372,264          1,871,652
    Rollover                           103,942          61,374                                          246,444
                                    ----------      ----------     ----------    -----------      -------------
  Total contributions                  701,093         232,593                   $ 1,372,264         12,944,315
                                    ----------      ----------     ----------    -----------      -------------

Income from investments:
 Interest                                                          $  328,537                           328,869
 Dividends                                                                                            1,029,928
 Net appreciation in fair value
    of investments                   1,120,240         144,083                     8,609,527         33,934,851
                                    ----------      ----------     ----------    -----------      -------------
Total income from investments        1,120,240         144,083        328,537      8,609,527         35,293,648
                                    ----------      ----------     ----------    -----------      -------------
Total additions                      1,821,333         376,676        328,537      9,981,791         48,237,963
                                    ----------      ----------     ----------    -----------      -------------

Deductions:

  Distributions and withdrawals       (534,217)       (176,592)      (196,972)    (3,084,839)       (17,919,074)
  Administration fees                  (13,563)         (3,465)                      (60,485)          (336,396)
                                    ----------      ----------     ----------    -----------      -------------
Total deductions                      (547,780)       (180,057)      (196,972)    (3,145,324)       (18,255,470)

Transfers between funds              2,255,622         817,990                      (384,216)             -

Participant loans                      (85,953)        (26,764)     2,392,921                             -
                                    ----------      ----------     ----------    -----------      -------------
INCREASE (DECREASE) IN NET ASSETS    3,443,222         987,845      2,524,486      6,452,251         29,982,493
                                    ----------      ----------     ----------    -----------      -------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                 2,624,723         392,978      2,430,708     16,906,272        110,857,217
                                    ----------      ----------     ----------    -----------      -------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                $6,067,945      $1,380,823     $4,955,194    $23,358,523      $ 140,839,710
                                    ==========      ==========     ==========    ===========      =============

                                       -6-

     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.      PLAN DESCRIPTION
        ----------------

         The ADT Security Services, Inc. Profit Sharing and Savings Plan (the "Plan") is administered through a trustee, (the "Trustee"), currently Mellon Bank, and by a committee consisting of employees of ADT Security Services, Inc. (the "Company"). Under the provisions of the Plan, eligible employees may make participating contributions from 1% to 8% of total compensation (including commissions, bonuses and overtime pay), which are eligible for the Company's matching contributions. Such contributions may be made on an after-tax basis or a before-tax basis pursuant to Section 401(k) of the Internal Revenue Code; before-tax contributions being limited to 1% to 4% of compensation. Participants may also elect to make additional after-tax contributions of up to an additional 5% of their compensation, which are not eligible for the Company's matching contributions.

         The Company makes contributions to the Trustee, of an amount equal to 20% of the aggregate participating contributions (up to 8% of each participant's compensation) made by the participants (the "basic" contribution). Effective January 1, 1995, the Plan was amended to allow the Company, in its sole discretion, to make a supplemental contribution, in any percentage, subject to the maximum limit or elect to make no supplemental contribution. The maximum supplemental contribution is 80% of the aggregate participating contributions of the employees made during the year. The Company made no supplemental contributions for the years ended December 31, 1997 and 1996.

         On July 2, 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd. (the "Former Tyco"). Upon consummation of the merger, ADT (the surviving corporation) changed its name to Tyco International Ltd. Shareholders of ADT, through a reverse stock split, received 0.48133 shares of Tyco International Ltd. common stock for each share of ADT common stock outstanding. Prior to July 2, 1997, investments in Fund A - ADT Limited Share Fund were invested in common shares of ADT Limited. Effective with the merger on July 2, 1997, the investment in common shares of ADT Limited were exchanged for common shares of Tyco International Ltd.
         and Fund A is renamed, "Fund A - Tyco International Ltd Share Fund".

         The other investment options remained the same and are as follows: Fund B - Intermediate Bond Fund is invested in Fidelity's Intermediate Bond Fund which consists of investments in fixed income obligations in domestic and foreign debt securities, which have an average maturity of three to ten years; Fund C - Equity Fund is invested in Fidelity's Disciplined Equity Fund which consists of investments in domestic common stocks in such industries as energy, banking, health, technology, utilities and consumer products; Fund D - Cash Management Fund is invested in the Dreyfus Cash Management Fund which consists of investments in short-term money market obligations such as U.S. Government securities, certificates of deposit, time deposits, bankers' acceptances, repurchase agreements, commercial paper and other short-term corporate obligations; Fund E - Balanced Fund is invested

                               ------------------

1.       PLAN DESCRIPTION, Continued
         -----------------

         in Fidelity's Puritan Fund which consists of investments in common stocks and preferred stocks in such industries as energy, finance, durables, retail, basic industries and investments in bonds consisting of investments in U.S. Government and government agency securities, corporate bonds, mortgage securities and foreign bonds; Fund F - Aggressive Equity Fund is invested in Fidelity's Contrafund which consists of investments in common stocks and preferred stocks, generally in small and medium-sized companies, in such industries as finance, technology, energy, durables, and basic industries; Fund G - Global Equity is invested in Fidelity's Worldwide Fund which consists of investments in equity securities issued by companies of all sizes worldwide, in such industries as finance, basic industries, retail, durables, construction and real estate, primarily in such countries as the U.S. the Netherlands, Germany, Japan, France, Switzerland, and Finland. The funds are collectively referred to as the 'Trust Fund', hereafter.

         Participants may change their investment options, contribution percentages, and transfer account balances on an unlimited basis. The percentage contributed to each fund must be in increments of 10%. The total number of participants in each fund at December 31, 1997 is as follows:

                  Fund A - Tyco International, Ltd. Share Fund                          6,234
                  Fund B - Intermediate Bond Fund                                       1,919
                  Fund C - Equity Fund                                                  2,552
                  Fund D - Cash Management Fund                                         2,906
                  Fund E - Balance Fund                                                   784
                  Fund F - Aggressive Equity Fund                                       1,335
                  Fund G - Global Equity Fund                                             756

                  The total number of participants in the Plan was 6,365 as of December 31, 1997 which is less than the sum of the number of participants shown above because participants have invested their contributions in more than one fund.

         Each participant's account is credited with the participant's contributions. The Company's 20% basic contributions, and the Company's supplemental contributions, if any, were invested in the ADT Limited Share Fund prior to July, 1997 and in the Tyco International Ltd.
         Share Fund thereafter and credited to the participant's account. Pension eligible participants are entitled to direct Company contributions. Effective January 1, 1995, the Plan was amended to limit the contributions of "Highly Compensated" associates, as defined under IRS regulations, to the 8% maximum participating contributions only. Plan earnings and losses in each fund are allocated to participant accounts relative to the participant's account balance in each respective fund.

                              --------------------

1.       PLAN DESCRIPTION, Continued
         -----------------

         A loan provision is available to participants in which an active participant may borrow from the participant's vested account balance a mimimum of $1,000 up to 50% of the vested account balance. The maximum amount that can be borrowed is $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for home purchase loans. The loans are collateralized by the balance in the participants' account and bear interest at prime plus 1% at the beginning of each month and are fixed for the duration of the loan. Principal and interest is paid ratably through payroll deductions.

         The Plan allows newly hired associates to contribute to the Plan only after they have completed one year of employment service with ADT Security Services, Inc. or one of its subsidiaries or affiliates. Temporary employees are not eligible to participate in the Plan. Termination of service for any reason other than retirement, death, disability or layoff results in the forfeiture of the nonvested portion of a participant's account. Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Forfeitures for 1997 and 1996 were $214,303 and $201,975, respectively.

         A participant is fully vested at all times in the amount credited to the Plan account attributable to the participant's own contributions. A participant becomes fully vested in the amount attributable to Company contributions after three years of service, as defined in the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Method of Accounting
         --------------------

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                              --------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued
         -------------------------------------------

         Risks and Uncertainties
         -----------------------

         The Plan provides for various investment options in a combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         Security Transactions and Related Investment Income
         ---------------------------------------------------

         Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

         Fees and Expenses
         -----------------

         All taxes, expenses, fees and charges of any kind in respect of the Trust Fund and most reasonable expenses of administering the Plan shall be paid by the Plan, unless the Company, at its discretion, elects to pay such taxes, expenses, fees or charges. All administrative fees, other than such costs as direct labor and related support costs, of the Plan were paid by the Plan during 1997 and 1996.

         Valuation of Investment Assets
         ------------------------------

         The Plan's investments are stated at fair value. Investments in Tyco International Ltd. common stock are valued based on the closing price of the stock at December 31, 1997 and investments in ADT Limited common stock are valued based on the closing price of the stock at December 31, 1996 as determined by the New York Stock Exchange. Investments in pooled funds of the Trustee are valued at fair value as reported by the Trustee. Quoted market prices are used to value investments in the mutual funds of Fidelity Investments. These investments are valued every business day by the mutual fund manager based on the fund's share price called the net asset value. Investments in the Dreyfus Cash Management Fund are valued at fair value as reported by the Trustee.

         Derivative Financial Instruments
         --------------------------------

         The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes. During 1997 and 1996, derivative investments comprised an immaterial portion of the total net assets available for benefits.

                               ------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued
         ------------------------------------------
         Net Appreciation (Depreciation) in the Fair Value of Investments
         ----------------------------------------------------------------
         The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.


3.       VALUATION OF PARTICIPANTS' ACCOUNTS
         -----------------------------------
         The participants' accounts are valued at fair value at the close of each business day by the Plan Trustee on a cash and share equivalent basis.

4.       INVESTMENTS
         -----------
         The number of shares and carrying value per share at December 31, 1997 and 1996 were as follows:

                                              1997               1996
                                              ----               ----
Fund A: Tyco International Share Fund
-------------------------------------
         Units                              6,862,126*         7,784,288
         Unit Value                       $     19.74        $     10.48
         Cash                             $   135,812        $    46,862

Fund B: Intermediate Bond Fund
------------------------------
         Shares                               807,166            780,582
         Market Value                     $     10.17        $     10.08
         Cash                             $     7,680        $    30,426

Fund C: Disciplined Equity Fund
-------------------------------
         Shares                               823,095*           727,728
         Market Value                     $     25.86        $     22.04
         Cash                             $    21,670        $    12,015

Fund D: Cash Management Fund
----------------------------
         Shares                            22,529,695*        20,673,913
         Market Value                     $      1.00        $      1.00
         Cash                             $    12,795        $     7,854


                                -----------------

4.       INVESTMENTS, Continued
         -----------

                                       1997            1996
                                       ----            ----
Fund E: Balanced Fund
---------------------
         Shares                       198,518        137,234
         Market Value                $  19.38       $  17.24
         Cash                        $  2,800       $  1,570

Fund F: Aggressive Equity Fund
------------------------------
         Shares                       205,849        144,395
         Market Value                $  46.63       $  42.15
         Cash                        $  5,715       $     40

Fund G: Global Equity Fund
--------------------------
         Shares                       127,908         90,236
         Market Value                $  15.95       $  15.39
         Cash                        $  1,479       $     22

         * Represents at least 5% of net assets available for benefits at December 31, 1997.

         The Trustee maintains a minimal amount of cash within each fund. The cash balances arise from the timing of the securities transactions, and are not held for extensive amounts of time.

5.       FEDERAL INCOME TAX STATUS
         -------------------------

         On November 21, 1995, a favorable updated determination letter was received from the IRS stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, therefore, the trust established under the Plan is exempt from Federal income tax under Section 501(a) of the Code. As long as the Plan is qualified under the tax laws, participants will not be taxed currently on Company contributions and before tax participant contributions to the Plan or on income earned by the Trust Fund. When a participant, beneficiary or estate of a participant receives a distribution under the Plan, such distribution is taxable, except to the extent such distribution represents the return of the participant's own after-tax contributions. The tax treatment of the balance of such distribution depends on the form and time of payment.

6.       PRIORITIES UPON TERMINATION OF THE PLAN
         ---------------------------------------

         The Company can amend the Plan at any time and any amendment may be given retroactive effect as the Company may determine, except for the return of Company contributions under certain circumstances. The assets of the Plan must be used exclusively for the benefit of participants and their beneficiaries, and no participant may be deprived of any vested interest under the Plan. The Plan may be terminated or contributions under the Plan may be permanently discontinued at any time by the Company, in which event the Trustee will continue to act until the Plan's assets shall have been distributed in accordance with the Plan. Upon termination or discontinuance of the Plan, participants shall fully vest in the Plan.

                               -------------------

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
        ---------------------------------------------------
        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                               December 31,         December 31,
                                                   1997                 1996
                                                   ----                 ----
       Net assets available for benefits
        per the financial statements           $ 209,915,340        $ 140,839,710

       Amounts allocated to withdrawing
        participants                                 (11,888)             (26,595)
                                               -------------        -------------

       Net assets available for benefits
        per the Form 5500                      $ 209,903,452        $ 140,813,115
                                               =============        =============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   December 31,        December 31,
                                                       1997                 1996
                                                       ----                 ----
       Benefits paid to participants per
        the financial statements                    $ 21,649,876        $ 17,919,074

       Add: Amounts allocated to withdrawing
           participants at December 31,
           1997 and 1996                                  11,888              26,595

       Less: Amounts allocated to withdrawing
           participants at December 31,
           1996 and 1995                                 (26,595)            (61,235)
                                                    ------------        ------------

       Benefits paid to participants per the
         Form 5500                                  $ 21,635,169        $ 17,884,434
                                                    ============        ============



       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997 and 1996 but not yet paid as of that date. The Plan's financial statements reflect amounts allocated to withdrawing participants for benefit claims when paid (see Note 2).

                              ---------------------



8.       RELATED PARTY TRANSACTIONS
         ---------------------------

         For the Plan year ended December 31, 1996 and prior to July, 1997, Fund A - ADT Limited Share Fund invested in common shares of ADT Limited, the ultimate parent of the Company. As such, these transactions qualified as parties-in-interest. The Plan purchased common shares of ADT Limited amounting to $3,841,468 during 1996. The Plan sold common shares of ADT Limited amounting to $8,664,990 and $2,588,148 during 1997 and 1996, respectively.

         On July 2, 1997, a wholly-owned subsidiary of what was formerly called ADT Limited (`ADT') merged with Tyco International, Ltd. Upon consummation of the merger, ADT (the surviving corporation) changed its name to Tyco International Ltd. Shareholders of ADT, through a reverse stock split, received 0.48133 shares of the Tyco International common stock for each share of ADT common stock outstanding. Effective with the merger on July 2, 1997, the investment in common shares of ADT Limited were exchanged for common shares of Tyco International Ltd. As such, these transactions qualify as parties-in-interest. During 1997, the Plan purchased common shares of Tyco International Ltd. Amounting to $3,228,343 and sold common shares of Tyco International Ltd. amounting to $5,661,464.


9.       SUBSEQUENT EVENTS
         ------------------

         On March 6, 1998, the Tyco Retirement Committee voted to merge the assets of the ADT Security Systems, Inc. Profit Sharing and Savings Plan with the assets of the Tyco International (US) Inc. Retirement Savings and Investment Plan IV as of midnight, December 31, 1998.

         The Tyco International (US) Inc. Retirement Savings and Investment Plan IV is a defined contribution plan sponsored by Tyco International (US) Inc. and is available to certain salaried and non-union hourly employees of Tyco affiliated companies. The affiliated companies that participate in the Plan are wholly-owned subsidiaries of Tyco. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan participates in the Tyco International (US) Inc. Retirement Savings & Investment Plans Master Trust with other Tyco sponsored defined contribution plans. Selected plan provisions are described as follows.

         Plan participants must be at least eighteen years old and have completed 90 days of service with the participating employer. Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation. Certain voluntary contributions are matched by the Company. Certain additional employer contributions are made based on the participants' years of services, in accordance with the terms of the Plan agreement. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Amounts forfeited prior to vesting are used to pay Plan expenses.

         Plan participants are able to direct the investment of their Plan holdings into the following investment options on a daily basis: Stable Value Fund is invested in Interest Income Fund I which is comprised of insurance contracts and common trust funds; Balanced Fund is invested in Fidelity's Puritan Fund; Bond Fund is invested in The Bond Fund of America; Growth and Income Fund is invested in Neuberger and Berman's Guardian Trust Fund; Growth Fund is invested in Fidelity's Growth Fund; and Company Stock Fund is invested in Tyco International Ltd. Stock Fund. In addition to the above investment options, the Tyco Retirement Committee approved the addition of new investment options effective August 1, 1998, as follows: Growth Opportunistic Fund will invest in PIMCO's Capital Appreciation Fund; Growth Small Cap Fund will invest in Franklin's Small Cap Fund; Growth Index Fund will invest in Fidelity's US Spartan Equity Index Fund; International Equities Fund will invest in Templeton's Foreign Fund; and Asset Allocation Fund will invest in Fidelity's Freedom Funds.

         -----------------

         Participants are allowed to borrow from their account. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the least of: (a) 100% of participant contributions plus earnings thereon; (b) 50% of the participant's vested balance; or (c) $50,000 less the highest loan balance outstanding in the previous twelve months. The interest rate on loans will be the prime rate as published by the Wall Street Journal at the time of the loan plus 1%. Loans must be repaid by payroll deductions and upon termination of service, all loans must be repaid in full.

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
           Item 27A - Schedule of Assets Held for Investment Purposes


                                                                 Fair Value                               Cost
                                                       -------------------------------       ------------------------------
                                                       December 31,       December 31,       December 31,      December 31,
                                                           1997               1996              1997               1996
                                                           ----               ----              ----               ----
FUND A:
Tyco International Ltd. Share Fund (rates
  of return for the six months ended
  December 31, 1997 were 30.49%)
  ADT Limited Share Fund (rates of return for the
  six months ended June 30, 1997 were 42.49%
  and for the year ended December 31, 1996
  were 50.44%)                                         $134,260,008       $80,875,500       $71,876,286       $42,088,788

Dreyfus Cash Management Class A Fund
 (Effective interest rate for the years ended
  December 31, 1997 and 1996 were 5.56%
  and 5.42%, respectively)                                1,334,171           750,700         1,334,171           750,700
                                                       ------------       -----------       -----------       -----------

                                                       $135,594,179       $81,626,200       $73,210,457       $42,839,488
                                                       ============       ===========       ===========       ===========
FUND B:
Fidelity Commonwealth Trust Intermediate Bond
Fund (rate of return for the years ended
December 31, 1997 and 1996 were 7.55% and
 4.3%, respectively)                                   $  8,216,558       $ 7,898,693       $ 8,205,171       $ 7,999,429

FUND C:
Fidelity Capital Trust Disciplined Equity Fund
(rate of return for the years ended December 31,
 1997 and 1996 were 33.36% and 29.69%,
 respectively)                                         $ 21,306,907       $16,051,140       $19,427,696       $16,336,798

FUND D:
Dreyfus Cash Management Class A Fund
 (effective interest rate for the years ended
  December 31, 1997 and 1996 were 5.56% and
  5.42%, respectively)                                 $ 22,542,490       $20,681,767       $22,542,490       $20,681,767

FUND E:
Fidelity Puritan Fund (rate of return for the
  years ended December 31, 1997 and 1996
 were 21.71% and 17.97%, respectively)                 $  3,850,079       $ 2,367,484       $ 3,647,409       $ 2,343,150

FUND F:
Fidelity ContraFund Inc. (rate of return
 for the years ended December 31, 1997
 and 1996 were 22.84% and 31.16%,
 respectively)                                         $  9,604,454       $ 6,086,289       $ 9,075,269       $ 5,766,012

FUND G:
Fidelity Investment Trust Worldwide Fund
(rate of return for the years ended
 December 31, 1997 and 1996 were 12.15%
 and 18.91%, respectively)                             $  2,041,612       $ 1,388,754       $ 2,059,639       $ 1,318,387

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
      Item 27A - Schedule of Assets Held for Investment Purposes, Continued


                                                        Fair Value                       Cost
                                          ------------------------------    ------------------------------
                                          December 31,      December 31,    December 31,      December 31,
                                              1997             1996             1997              1996
                                              ----             ----             ----              ----
PARTICIPANT LOANS:
ADT Participant Loans (interest rate of
9.25% - 9.50% for the year ended
December 31, 1997 and 9.25% - 9.50%
for the year ended December 31, 1996       $7,199,957       $4,955,194            --                --

                           ADT SECURITY SERVICES, INC.
                        PROFIT SHARINGS AND SAVINGS PLAN
                 Item 27D - Schedule of Reportable Transactions
                      for the year ended December 31, 1997
                               ------------------



                                           Purchases                                                     Sales
                                -------------------------------              -----------------------------------------------------
                                 Number of          Transaction   Expenses   Number of    Transaction                      NetGain
Description of Asset            Transactions          Amount      Incurred   Transaction     Amount            Cost         (Loss)
--------------------            ------------          ------      --------   -----------     ------            ----         ------
Series Transactions:

ADT Limited Share Fund                    --               --        --          10       $ 8,664,990       $ 3,312,096   $5,352,894

Tyco International Ltd,
  MA Common Stock                          10       $ 3,228,343    $2,837         5       $ 5,661,464       $ 1,718,742   $3,942,722

Dreyfus Cash Management
    Class A Fund                          258       $41,166,200      --         300       $38,730,766       $38,730,766         --

Fidelity Capital Trust
  Disciplined Equity Fund                 110       $ 7,842,607      --         140       $ 5,371,708       $ 5,371,708         --

Fidelity ContraFund, Inc.                 149       $ 7,250,290      --         101       $ 4,476,291       $ 4,476,291         --

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                        Item 27E - Schedule of Non-Exempt
                         Transactions for the year ended
                                December 31, 1997


                                                              Purchases                              Sales
                                                              ---------                  ---------------------------
Name                                Affiliation                  Cost                    Sales Price       Gain/Loss     Expenses
----                                -----------                  ----                    -----------       ---------     --------

ADT, Ltd. Share Fund                Ultimate Parent
                                    of ADT Security
                                    Services, Inc.
                                    (Plan
                                     Administrator)                                     $37,274,051            -            -

Tyco International Ltd.            Ultimate Parent
  New MA Common Stock               of ADT Security
                                    Services, Inc.
                                    (Plan
                                    Administrator)            $37,274,051                    -                 -            -